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Z. JULIE GAO (CALIFORNIA)	October 10, 2018	TOKYO
TORONTO

VIA EDGAR

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pintec Technology Holdings Limited
Registration Statement on Form F-1 (Registration No. 333-226188)
Response to Comment Letter Dated July 26, 2018

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”),we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 26, 2018. Concurrently with the submission of this letter, the Company is filing amendment no. 1 to registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission for public review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on July 16, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or about October 18, 2018, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

General

1.                                      You state on the cover page that your three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, will beneficially own all your issued Class B ordinary shares immediately prior to the completion of this offering. However, footnotes 9 through 13 to the beneficial ownership table on pages 165 and 166 indicate that certain preferred shares held by investors other than your core founders will be redesignated as Class B ordinary shares immediately prior to the completion of the offering. Please advise.

The Company confirms that only the three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, will hold Class B ordinary shares of the Company immediately prior to the completion of the offering (as well as immediately after it), and footnotes 9 through 13 on pages 172 and 173 of the Registration Statement have been revised to delete the references to Class B ordinary shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 98

2.                                      We note your response to prior comment 1. Please explain to us, in greater detail, your accounting for the options issued in connection with the Reorganization and how this accounting complies with ASC 718-20-35-6. In this regard, your response to prior comment 3 implies that you did not determine the fair value of the underlying Pintec shares during this period. If this is the case, then it is unclear to us how you could determine the fair value of the modified award without this information. We refer you to ASC 718-20-35-3.

The Company respectfully advises the Staff that the management acknowledged that in accordance with the guidance of ASC 718-20-35-6, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with paragraph 718-20-35-3.

The Company respectfully further clarifies to the Staff that the fair value of the options of the Company and of Jimu Parent immediately after the Reorganization completion on March 27, 2018,and the fair value of the options of Jimu Parent immediately before the Reorganization completion on the same date, have been determined to account for the modification of the share options in relation to the equity restructuring. The Company engaged an independent valuation firm to assist the management in valuing the options before and after the modification. It was determined that the fair value before and after the modification is basically the same (only less than 0.5% difference in fair value). This is because the original Jimu Parent option provides for an adjustment as a result of the equity restructuring (i.e. the anti-dilution provision) and the modification is designed to equalize the fair value of the options before and after the equity restructuring.

In connection with the equity restructuring and as a result of the related modification, the employees of the Company not only receive the options issued by the Company but also retain the options issued by Jimu Parent; on the other hand, the employees of Jimu Parent retain not only the options issued by Jimu Parent, but also receive options issued by the Company.

While not specifically addressed in ASC 718, the management looked for other guidance to account for the awards subsequent to the modification in relation to equity restructuring. The Company referred to the below guidance provided in a public board meeting of FASB for the accounting (see the minutes of the September 1, 2004, FASB Board Meeting): “In connection with a spinoff transaction and as a result of the related modification, employees of the former parent may receive nonvested equity instruments of the former subsidiary, or employees of the former subsidiary may retain nonvested equity instruments of the former parent. The Board decided that, based on the current accounting model for spinoff transactions, the former parent and former subsidiary should recognize compensation cost related to the nonvested modified awards for those employees that provide service to each respective entity. For example, if an employee of the former subsidiary retains nonvested equity instruments of the former parent, the former subsidiary would recognize in its financial statements the remaining unrecognized compensation cost pertaining to those instruments. In those cases, the former parent would recognize no compensation cost related to its nonvested equity instruments held by those former employees that subsequent to the spinoff provide services solely to the former subsidiary.”

Based on the above guidance, the Company determined to recognize share based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to those unvested options of Jimu Parent which are retained by the employees of the Company, in addition to the unvested options issued by the Company to its employees in connection with the equity restructuring. Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of the Company in accordance with 718-20-55-104. Because there is no incremental fair value, no additional compensation cost would be recognized.

Description of Share Capital, page 169

3.                                      You state that each Class B ordinary share entitles the holder to fifteen votes on all matters subject to vote at your general meetings, subject to “certain conditions.” Please disclose the material conditions, limitations or exceptions that apply to the voting rights.

In response to the Staff’s comment, the Company confirms that the only material conditions, limitations or exceptions that apply to the voting rights of the Class B ordinary shares are the conditions that reduce the number of votes per Class B ordinary share from fifteen to one. The Company has deleted the words “subject to certain conditions” and added disclosure on those conditions on page 177 of the Registration Statement.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 25. Subsequent events, page F-116

4.                                      Please revise to disclose the expected financial statement impact of the May 2018 option grant, if material.

The Company respectfully advises the Staff that the fair value of the Company’s options was estimated to be $1.2785 per option granted on May 31, 2018. In response to the Staff’s comment, the Company has revised the Note 18 Share based compensation expenses footnote on page F-109 of the Registration Statement to disclose additional details of the options granted on May 31, 2018 and the subsequent financial implications.

Comment from June 27, 2018

5.                                      Please tell us whether Pintec has granted any share-based compensation awards in 2018. If so, as previously requested, please provide us with the details of these grants including the date of grant, the number of options or equity instruments granted or issued, the exercise price and the fair value of underlying ordinary shares. Please provide updates through the date of effectiveness.

In response to the Staff’s request for updates through the date of effectiveness, the Company respectfully advises the Staff that, on July 31, 2018, the Company granted 2,300,000 options with an exercise price of $0.000125. The fair value of the underlying ordinary shares was determined to be $1.2785 per share.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or by e-mail at julie.gao@skadden.com, or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP